Exhibit 1

British American Tobacco p.l.c.
15 October 2020

BAT To Appoint New Chairman

We are pleased to announce that Luc Jobin will succeed Richard Burrows as Chairman of British American Tobacco p.l.c. (BAT). This will take effect from the conclusion of the Company’s Annual General Meeting (AGM) on 28 April 2021 and, in order to ensure an effective transition of the leadership of the Board, Mr Jobin will be appointed as Chairman Designate of BAT effective 1 March 2021.

As BAT accelerates the delivery of its transformation strategy towards A Better Tomorrow and following a comprehensive search of external and internal candidates the Board unanimously concluded that Mr Jobin’s experience of enterprise transformation, extensive North American knowledge and cross-industry credentials make him the right candidate to lead the Board.

His passion for shaping sustainable businesses aligns strongly with the BAT culture and ethos. He is currently an independent Director on the Boards of Gildan Activewear Inc and Hydro-Québec.

Mr Jobin joined the BAT Board in 2017 as an independent Non-Executive Director. During his executive career, he was President and Chief Executive Officer of Canadian National Railway Company, prior to which he was Executive Vice President and Chief Financial Officer. Previously, Mr Jobin was Executive Vice President of Power Corporation of Canada (an international financial services company), and held the roles of Chief Financial Officer and, between 2003 and 2005, Chief Executive Officer of Imperial Tobacco Canada.

Mr Burrows will step down as Chairman and retire from the Board at the end of the Company’s 2021 AGM.

Commenting on Mr Jobin’s appointment, Dimitri Panayotopoulos, Senior Independent Director said:

“The Board was clear that it was looking for a candidate with energy and personality to lead the Board while BAT embraces the strategic opportunities of our corporate transformation. His significant North American experience and his track record in consumer and customer businesses, set against a strong list of external and internal candidates, made Luc the ideal candidate.”

Current Chairman, Richard Burrows said:

“I am delighted that the Board has appointed Luc as the incoming Chairman for BAT. Luc brings with him significant financial, regulatory and M&A experience. He has been an outstanding non-executive director over the last three years, providing consistent support, insight and constructive challenge through the development of strategy. I am sure that BAT will go from strength to strength with Luc as Chairman and Jack Bowles as Chief Executive Officer.”

As a current Non-Executive Director of BAT, the appointment of Mr Jobin will enable an effective transition to the role of Chairman in these restricted COVID times and allow BAT to maintain its clear focus on accelerating the transformation of its business.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263